Rec'd 3/1/02

02019663

HB

VP 3-13-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51609

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VIKING FUND DISTRIBUTORS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 14TH AVE SW
(No. and Street)

RECD S.E.C.
MAR 0 1 2002

MINOT (City) ND (State) 58702-0500 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHANNON RADKE 701-858-1590
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRADY, MARTZ & ASSOCIATES, P.C.
(Name — *if individual, state last, first, middle name*)

24 WEST CENTRAL (Address) MINOT (City) ND (State) 58702 (Zip Code)

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, SHANNON RADKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VIKING FUND DISTRIBUTORS LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

MICHELLE R. SYS
NOTARY PUBLIC
State of North Dakota
My Commission Expires July 16, 2004

Michelle R. Sys
Notary Public

Shannon D. Radke
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VIKING FUND DISTRIBUTORS, LLC

(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

FINANCIAL STATEMENTS

AS OF

DECEMBER 31, 2001 AND 2000

WITH

INDEPENDENT AUDITORS' REPORT

VIKING FUND DISTRIBUTORS, LLC
(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)

TABLE OF CONTENTS

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Governors
Viking Fund Distributors, LLC
Minot, North Dakota 58701

We have audited the accompanying balance sheets of Viking Fund Distributors, LLC (a development stage company and a wholly-owned subsidiary of Viking Fund Management, LLC) as of December 31, 2001 and 2000 and the related statements of operations, members' equity and cash flows for the years ended December 31, 2001 and 2000 and the period since inception (March 3, 1999) through December 31, 2001, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viking Fund Distributors, LLC as of December 31, 2001 and 2000 and the results of its operations and its cash flows for the years and period (respectively) then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brady Martz
BRADY, MARTZ & ASSOCIATES, P.C.

February 8, 2002

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452
OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

VIKING FUND DISTRIBUTORS, LLC
(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED
SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
BALANCE SHEETS
AS OF DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 16,108	$ 18,047
Securities available-for-sale	0	29,948
Other assets	1,167	5,458
Total current assets	17,275	53,453
FIXED ASSETS (net of accumulated depreciation of $2,096 and $1,299, respectively)	2,241	3,109
DEFERRED SALES COMMISSIONS (net of accumulated amortization of $342)	4,749	0
TOTAL ASSETS	$ 24,265	$ 56,562

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accrued liabilities and trade payables	$ 8,613	$ 3,580
MEMBERS' EQUITY	15,652	52,375
Accumulated other comprehensive gain	0	607
Total members' equity, including net loss during development stage of $264,348 since inception	15,652	52,982
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 24,265	$ 56,562

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIKING FUND DISTRIBUTORS, LLC
(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED
SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000, AND THE PERIOD SINCE
INCEPTION (MARCH 3, 1999) THROUGH DECEMBER 31,2001

	December 31, 2001	December 31, 2000	Since Inception
INCOME			
Commission income	$ 4,331	$ 6,781	$ 18,600
Underwriting income	22,991	12,498	36,950
Interest and dividend	1,052	3,356	10,128
Realized gain on securities available-for-sale	384	44	428
Total income	28,758	22,679	66,106
EXPENSES			
Commissions and fees	14,261	7,642	27,537
Distribution fees	8,238	2,127	10,365
Professional fees	4,000	4,000	28,144
Advertising and promotion	9,023	5,817	19,827
Printing and postage	4,742	3,334	12,368
Dues, fees, registration	751	2,060	7,321
Salaries	44,666	68,000	167,247
Payroll taxes	4,730	6,364	15,868
Travel	7,633	5,352	16,430
Depreciation	1,209	867	2,437
Insurance	1,457	1,842	4,584
Office supplies	508	900	1,985
Telephone	1,773	1,866	4,318
Other expenses	2,490	1,558	9,946
Realized loss on securities available-for-sale	0	0	2,077
Total expenses	105,481	111,729	330,454
NET LOSS INCURRED DURING DEVELOPMENT STAGE	$ (76,723)	$ (89,050)	$ (264,348)

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIKING FUND DISTRIBUTORS, LLC
(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
STATEMENTS OF MEMBERS' EQUITY
FOR THE PERIOD SINCE INCEPTION (MARCH 3, 1999)
THROUGH DECEMBER 31, 2001

	Members' Equity	Accumulated Other Comprehensive Gain (Loss)	Total Members' Equity
BALANCE BEGINNING OF PERIOD	$ 0	$ 0	$ 0
Capital contributed	200,000	0	200,000
Comprehensive loss			
Net loss incurred during development stage	(98,575)	0	(98,575)
Change in unrealized (gain) loss on securities available-for-sale	0	(188)	(188)
Total comprehensive loss			(98,763)
BALANCE, DECEMBER 31, 1999	$ 101,425	$ (188)	$ 101,237
Capital contributed	40,000	0	40,000
Comprehensive loss			
Net loss incurred during development stage - 2000	(89,050)	0	(89,050)
Change in unrealized gain (loss) on securities available-for-sale	0	795	795
Total comprehensive loss - 2000			(88,255)

STATEMENTS OF MEMBERS' EQUITY *(CONTINUED)*

	Members' Equity	Accumulated Other Comprehensive Gain (Loss)	Total Members' Equity
BALANCE, DECEMBER 31, 2000	$ 52,375	$ 607	$ 52,982
Capital contributed	40,000	0	40,000
Comprehensive loss			
Net loss incurred during development stage - 2001	(76,723)	0	(76,723)
Change in unrealized gain (loss) on securities available-for-sale	0	(607)	(607)
Total comprehensive loss - 2001			(7,330)
BALANCE, DECEMBER 31, 2001	$ 15,652	$ 0	$ 15,652

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIKING FUND DISTRIBUTORS, LLC
(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000, AND THE PERIOD SINCE INCEPTION (MARCH 3,1999) THROUGH DECEMBER 31, 2001

	2001	2000	Since Inception
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss incurred during development stage	$ (76,723)	$ (89,050)	$ (264,348)
Adjustments needed to reconcile net loss to net cash used by operating activities:			
Depreciation/Amortization	1,209	867	2,437
Net realized loss (gain) on securities available-for-sale	(384)	(44)	2,349
Effects on operating cash flows due to changes in:			
Deferred sales Commissions	(5,090)	0	(5,090)
Other assets	4,291	(4,573)	(1,167)
Accrued liabilities and trade payables	5,033	(4,835)	8,613
Net cash used by operating activities	(71,664)	(97,635)	(257,206)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of equipment	0	0	(4,338)
Purchase of securities available for sale	(46,625)	(195,201)	(460,281)
Proceeds from sale of securities available for sale	76,350	238,552	457,933
Net cash provided (used) by investing activities	29,725	43,351	(6,686)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES			
Members' capital contributed	40,000	40,000	280,000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,939)	(14,284)	16,108
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	18,047	32,331	0
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 16,108	$ 18,047	$ 16,108

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

VIKING FUND DISTRIBUTORS, LLC
(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - **NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

The nature of operations and significant accounting policies of Viking Fund Distributors, LLC are presented to assist in understanding the Company's financial statements.

Nature of Operations - The Company is a wholly-owned subsidiary of Viking Fund Management, LLC. The Company's primary business is as an underwriter and distributor for Viking Mutual Funds ("Trust"). The Trust is a Delaware business trust and consists of the Viking Tax-Free Fund for Montana, the Viking Tax- Free Fund for North Dakota, the Viking Large-Cap Value Fund and the Viking Small - Cap Value Fund.

Cash and Cash Equivalents are distinguished based on liquidity. Cash and cash equivalents consist of money market accounts.

Income Taxes - No provision for income taxes is required since the company is organized as a Limited Liability Company. The parent company will report the entire profit or loss of the company on its tax return. As a limited liability company the members' liability is limited.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - The Company's fixed assets consist entirely of office equipment. These assets are depreciated on a straight line basis over their estimated useful lives (5 years).

NOTE 1 - *(CONTINUED)*

Deferred sales commissions - Sales commission paid to brokers and dealers in connection with the sale of shares of the Viking Mutual Funds sold at net asset value are capitalized and amortized on a straight line basis over five years. The five year period approximates the time during which deferred sales commissions are expected to be recovered from distribution plan payments received and potential contingent deferred sales charges received from shareholders of the Viking Mutual Funds. Contingent deferred sales charges received by the Company are recorded as a reduction of unamortized deferred sales commissions.

Securities available-for-sale consist of marketable equity securities. Available-for-sale securities are stated at fair value, and unrealized holding gains and losses are reported as a separate component of members' equity.

Development stage operations - Since the Company's inception (March 3, 1999) its operations have been primarily devoted to meeting regulatory administrative requirements and developing markets for its sponsored mutual funds.

NOTE 2 - **RULE 15c3-3**

The Company operates under the provision of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule.

NOTE 3 - **SECURITIES AVAILABLE-FOR-SALE**

The Company has no securities available for sale as of December 31, 2001. The cost and approximate fair value of the Company's securities as of December 31, 2000 are as follows:

2000

Security	Cost	Gross Unrealized (Loss) Gain	Fair Value
Viking Tax-Free Fund for North Dakota	$ 20,340	$ 607	$ 20,947
Viking Tax-Free Fund for Montana	9,001	0	9,001
Totals	$ 29,341	$ 607	$ 29,948

The Company identifies cost based on the first-in first-out method. The total proceeds from sale of securities available-for-sale was $76,350 and $238,552 for the years ended December 31, 2001 and 2000 respectively.

NOTE 4 - **RELATED PARTY TRANSACTIONS**

As distributor for the Trust the Company had the following related party transactions.

	2001	2000
Gain (loss) on sale of securities available-for-sale	$ 384	$ 44
Underwriting income	$ 22,991	$ 12,498
Commission income	$ 4,331	$ 6,781

The Company's investments as disclosed in Note 3 are all in the affiliated Trust.

NOTE 5 - **CONCENTRATIONS**

The Company's revenues are significantly impacted and the Company is economically dependent on the underwriting fees and commissions generated from the sale of shares in the Trust.

NOTE 6 - **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2001, the Company had net capital of $7,174 which was $2,174 in excess of its minimum required capital of $5,000. At December 31, 2000, the Company had net capital of $41,958 which was $36,958 in excess of its minimum required net capital of $5,000. The Company's net capital ratio was 1.2 to 1 as of December 31, 2001 and .09 to 1 as of December 31, 2000.

NOTE 7 - **ADVERTISING EXPENSE**

Advertising costs are expensed as incurred. Total advertising expense was $9,023 and $5,817 for the years ended December 31, 2001 and 2000 respectively.

NOTE 8 - **WORKING CAPITAL**

The Company has relied on its parent, Viking Fund Management, LLC to meet its cash flow requirements. The Company and its parent company incurred a consolidated loss of approximately $213,000 in 2001 and continued to experience certain decreases in working capital. Subsequent to year end, the parent company obtained a line of credit. Management believes that this line of credit is sufficient to meet the current operating needs of the Company and the parent company. The parent company is currently raising capital through a private placement offering. The maximum amount of this offering is $2,000,000. Management believes that the successful completion of the offering and the funds raised will provide adequate capital for the period necessary to achieve positive cash flows.

SUPPLEMENTARY INFORMATION

VIKING FUND DISTRIBUTORS, LLC
(A DEVELOPMENT STAGE COMPANY AND A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2001 and 2000

	2001	2000
NET CAPITAL		
Total members' equity	$ 15,652	$ 52,982
Less non-allowable assets:		
Fixed Assets	(2,241)	(3,109)
Deferred sales commissions	(4,748)	0
Haircuts on securities	(322)	(2,457)
Other Assets	(1,167)	(5,458)
Net capital	$ 7,174	$ 41,958
AGGREGATE INDEBTEDNESS		
Accrued Liabilities and trade payables	$ 8,613	$ 3,580
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital requirements[1]	$ 5,000	$ 5,000
Excess net capital at 1500%[2]	$ 6,600	$ 41,719
Excess net capital at 1000%[2]	$ 6,313	$ 41,600
Ratio: Aggregate indebtedness to net capital	1.2 to 1	.09 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION		
Net capital, as reported in Company's Part II (Unaudited) FOCUS report	$ 7,174	$ 42,714
Net audit adjustments/reclassifications to allowable assets	0	(756)
Net capital per above	$ 7,174	$ 41,958

1. Minimum net capital requirements for the Company are the greater of 6⅔% of aggregate indebtedness or $5,000.

2. Excess net capital figures at 1500% and 1000% are based on calculated minimum net capital requirements of:

	2001	2000
1500%	$ 574	$ 239
1000%	$ 861	$ 358

VIKING FUND DISTRIBUTORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF VIKING FUND MANAGEMENT, LLC)
CLAIM OF EXEMPTION FROM RULE 15c3-3
DECEMBER 31, 2001 AND 2000

The Company operates under the provisions of paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Therefore a schedule showing the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the schedule of Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission are not required.

BRADY MARTZ
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17A-5 FOR A BROKER - DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Board of Governors
Viking Fund Distributors, LLC
Minot, North Dakota

In planning and performing our audits of the financial statements and supplemental schedules of Viking Fund Distributors, LLC (the Company) for the years ended December 31, 2001 and 2000 and the period since inception (March 3, 1999) through December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

BRADY, MARTZ & ASSOCIATES, P.C.
24 West Central P.O. Box 848
Minot, ND 58702-0848 (701) 852-0196 • Fax (701) 839-5452

OTHER OFFICES: Grand Forks, ND Bismarck, ND Thief River Falls, MN

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Governors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Brady Martz

BRADY, MARTZ & ASSOCIATES, P.C.

February 8, 2002

BRADY, MARTZ & ASSOCIATES, P.C.